                                                                   Exhibit 12.1
Alestra, S. de R. L. de C. V.
Computation of Ratio of Earnings to Fixed Charges

(Expressed in millions of Mexican Pesos in purchasing power as of September 31,
2002)



                                                                                    For the nine months
                                                 For the years ended                ended September 31
                                   -----------------------------------------------  ------------------
                                      1997       1998      1999     2000     2001     2001      2002
                                   ---------  ---------  -------  -------  -------  -------  ---------
Net loss.......................... Ps.(1,712) Ps.(2,938) Ps.(462) Ps.(551) Ps.(651) Ps.(608) Ps.(1,212)
Amortization of capitalized
  interest........................        --          6        6        6        6        4          4
Capitalized interest..............       (54)
                                   ---------  ---------  -------  -------  -------  -------  ---------
Net (loss) income as adjusted.....    (1,766)    (2,932)    (456)    (544)    (645)    (604)    (1,208)
Fixed charges:
Interest expense..................       180        456      897      789      781      597        599
Capitalized interest..............        54         --       --       --       --       --         --
Rental expense representative of
  interest........................        19         20       20       19       18       14         16
                                   ---------  ---------  -------  -------  -------  -------  ---------
Total fixed charges...............       253        476      917      808      799      611        615
                                   ---------  ---------  -------  -------  -------  -------  ---------
Total adjusted earnings available
  for payment of fixed charges
  (1).............................    (1,513)    (2,456)     461      264      154        7       (593)
Ratio of earnings to fixed charges
  (2).............................        --         --       --       --       --       --         --
Total adjusted earnings available
  for payment of fixed charges,
  after taking into account
  adjustments to accord with US
  GAAP (1) (3)....................    (2,024)    (2,295)     585      367      246       62       (497)
Ratio of earnings to fixed charges
  with adjustments to accord with
  US GAAP (1).....................        --         --       --       --       --       --         --

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   (1) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before provisions for income tax and employees' profit sharing plus fixed charges (without duplication of capitalized interest). Fixed charges consist of interest expense (expensed or capitalized), plus the estimated interest portion of rent expense (estimated to be one-third of rents expensed or capitalized).

   (2) Due to Alestra's losses, the ratio coverage in all the periods presented was less than 1.1. Alestra must generate additional earnings of Ps. 1,766, Ps. 2,932, Ps. 456, Ps. 544, Ps. 645, Ps. 604 and Ps. 1,208 for
       the years ended December 31, 1997, 1998, 1999, 2000, 2001, and the nine months ended September 30, 2001 and 2002, respectively.

   (3) For the years ended December 31, 1997, 1998, 1999, 2000, 2001 and the nine months ended September 30, 2001 and 2002, earnings as determined under U.S. GAAP were insufficient to cover fixed charges by approximately Ps. 2,277, Ps. 2,771, Ps. 332, Ps. 441, Ps. 553, Ps. 549
       and Ps. 1,112 respectively.